Exhibit 99.1

Third Quarter 2009

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

•                  On July 7, 2009, we announced the publication in the renowned American scientific journal, Proceedings of the National Academy of Sciences, of new data supporting the use of our ghrelin receptor antagonist compound, AEZS-123, for the treatment of alcohol dependence that involves ghrelin.

•                  On August 3, 2009, our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”), disclosed that it had reached an agreement with the U.S. Food and Drug Administration (“FDA”) regarding a Special Protocol Assessment on the design of a double-blind, placebo-controlled Phase 3 trial with perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (VELCADE®).

•                  On August 17, 2009, we disclosed results from two Phase 3 studies with cetrorelix in benign prostatic hyperplasia (“BPH”). Results from the efficacy study Z-033 showed it did not achieve its primary endpoint. Results from the safety study Z-041 were positive and exhibited a similar level of efficacy as the previously disclosed Phase 2 studies.

•                  On September 16, 2009, our partner, Keryx, announced that it had received Orphan Drug designation from the FDA for perifosine for the treatment of multiple myeloma.

•                  On September 21, 2009, we disclosed results from a Phase 1 study with AEZS-112 in patients with advanced solid tumors or lymphoma. Results showed prolonged courses of stable disease, excellent tolerability and potential for long-term use as a combination treatment for cancer.

•                  On September 30 2009, we disclosed results for the Thorough QT Z-043 (“TQT”) study which is part of the cetrorelix pamoate clinical development in BPH. The study met its primary endpoint of showing that cetrorelix does not increase heart rate-corrected QT interval (QTc; QTcF: Fridericia corrected) at either time of observed maximal concentration of cetrorelix (Cetromax), or at the time of minimum level of serum testosterone (Testmin).

Subsequent to Quarter-End

•                  On October 19, 2009, we announced that we initiated activities intended to complete a Phase 3 clinical trial with macimorelin (AEZS-130) as a first approved oral diagnostic test for Growth Hormone Deficiency.

•                  On October 23, 2009, we completed a US$5.5 million registered direct offering with US institutional investors. Pursuant to this offering, we issued 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit.

•                  On November 2, 2009, we disclosed positive preliminary results for the Phase 2 study with AEZS-108, a LHRH-receptor targeted cytotoxic conjugate, in patients with platinum-resistant and taxane-pretreated ovarian cancer. This open-label, multi-center and multi-national Phase 2 study ‘AGO-GYN-5’ is being conducted by the German AGO Study Group (Arbeitsgemeinschaft Gynäkologische Onkologie / Gynaecological Oncology Working Group; www.ago-ovar.de), in cooperation with clinical sites in Europe.

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2009. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements and related notes for the three-month and nine-month periods ended on September 30, 2009 and 2008. Our consolidated financial statements, reported in United States dollars (“US dollars”), except where otherwise noted, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”).

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

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Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is quite likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and its securities are registered with the United States Securities and Exchange Commission and is therefore required to file or furnish continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in endocrinology drug development are our Phase 3 programs with cetrorelix, in BPH and with macimorelin (AEZS-130) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”). The highest priorities in oncology drug development are the Phase 2 programs in advanced endometrial and ovarian cancer with AEZS-108, as well as in multiple cancers with perifosine.

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Key Developments for the Three Months Ended September 30, 2009

Drug Development

Status of our drug pipeline as at September 30, 2009

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-115
Non-peptide luteinizing hormone-releasing hormone antagonists

(endometriosis & urology)

AEZS-120

(oncology vaccine)

AEZS-126 / AEZS-129
Erk & PI3K Inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

		AEZS-112 (oncology) Macimorelin (AEZS-130) - Therapeutic (endocrinology)	Perifosine (Multiple myeloma, metastatic colon and kidney cancers) AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer)	Cetrorelix (BPH) Macimorelin (AEZS-130) – Diagnostic in AGHD (endocrinology)	Cetrotide® (in vitro fertilization)
Partners

Perifosine:
Keryx North America

Handok Korea (oncology)

Cetrorelix:

Shionogi Japan (BPH)

Ozarelix:
Spectrum North America and India

Nippon Kayaku Japan (oncology)

Handok Korea, Indonesia, Malaysia, the Philippines and Singapore (BPH)

				Cetrorelix sanofi-aventis U.S.A. (BPH) Handok Korea (BPH)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

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Cetrorelix

Cetrorelix is a peptide with unique modes of action in BPH. It is currently undergoing Phase 3 clinical trials applying an intermittent treatment schedule for treating symptoms associated with BPH. During the nine months ended September 30, 2009, we continued to advance this Phase 3 program which encompasses one safety trial (Z-041) and two efficacy trials (Z-033, Z-036) involving more than 1,600 patients in North America and Europe. Furthermore, the program also includes another safety study (Z-043) TQT to assess the impact of cetrorelix on cardiac QT interval.

On August 17, 2009, we reported Phase 3 results for our North American efficacy trial Z-033 (including certain sites in Europe) and safety trial Z-041 in BPH, with cetrorelix.

The study Z-033 failed to achieve its primary endpoint, being an improvement in IPSS as compared to placebo, and it demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study. Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events and changes in laboratory parameters.

The multi-center safety study Z-041 was an open-label, single-armed study involving 528 patients in North America. Cetrorelix was generally well tolerated. Adverse events were mostly mild and transient in intensity. Serious adverse events occurred in 12 patients, but none of these was assessed as possibly drug-related. The most frequently reported adverse experiences included hot flushes, nasopharyngitis, injection site pain, and headache. Hot flushes were reported by 49 patients and were mild and of short duration in the majority of patients. Only one patient experienced a severe episode.

Furthermore, in study Z-041, efficacy was assessed using the IPSS which showed an improvement from a mean score of 21.2 at baseline to 15.6 at Week 26. In 63% of the patients, the improvement was by at least 3 points. Notably, the 46% of patients who had received previous treatment for BPH showed a mean improvement of 5 points, which is only slightly less than the 6 point improvement seen in treatment-naïve patients. Maximum uroflow improved by 25%, from 10.3 to 12.5 ml/sec, and also the mean uroflow showed a similar improvement.

On September 30, 2009, we reported the results of our safety TQT study on cetrorelix. Results showed that the study met its primary endpoint and cetrorelix did not increase heart rate-corrected QT interval (QTc) at either the time of observed maximal concentration of cetrorelix (Cetromax) or at the time of minimum level of serum testosterone (Testmin).

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We currently anticipate reporting the Phase 3 results for cetrorelix from the European efficacy trial Z-036, involving 420 patients, before the end of 2009. The outcome of that study will play a significant role in our ultimate determination regarding the future development of cetrorelix and may also impact our partnership with sanofi-aventis (“sanofi”). See also our risk factors and uncertainties discussed below for more information.

Macimorelin (AEZS-130)

AEZS-130, a growth hormone secretagogue (GHS), is a novel synthetic small molecule, acting as a ghrelin mimetic, that is orally active and stimulates the secretion of growth hormone (GH). Macimorelin (AEZS-130) is the International Non-proprietary Name (INN) designated for the compound by the World Health Organization (WHO).

On October 19, 2009, we announced that we had initiated activities intended to complete the clinical development of the growth hormone secretagogue (GHS) / ghrelin agonist compound macimorelin (AEZS-130) which could be the first oral diagnostic test approved for growth hormone deficiency (GHD).

We have already assumed the sponsorship of the Investigational New Drug application (IND) and are discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application (NDA) for approval of macimorelin (AEZS-130) as a diagnostic test for GHD in adults.

The Phase 3 clinical trial of macimorelin (AEZS-130), to establish it as a diagnostic test for GHD in adults, was initiated in the United States by our former licensee, Ardana Biosciences Ltd. (Ardana); however, the trial was suspended before completion because of Ardana’s insolvency. Subsequently, we regained all rights and acquired all assets related to macimorelin (AEZS-130) as a result of the insolvency process.

The pivotal Phase 3 trial (listed in clinicaltrials.gov, study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of macimorelin (AEZS-130) as a growth hormone stimulation diagnostic test compared to GHRH + L-arginine, administered intravenously. Currently available results from this study, previously reported by G. Merriam et al. (Poster P2-749, ENDO ‘09, June 2009), demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with macimorelin (AEZS-130) oral solution, compared to the currently used test with GHRH-Arginine intravenous administration.

Oral administration of macimorelin (AEZS-130) offers more convenience and simplicity over the current GHD tests used, requiring either intravenous or intramuscular administration. Additionally, macimorelin (AEZS-130) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which macimorelin (AEZS-130) has not thus far. These factors may be limiting the use of GHD testing and may enable macimorelin (AEZS-130) to become the diagnostic test of choice for GHD.

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Macimorelin (AEZS-130) has been granted Orphan Drug designation for the diagnosis of growth hormone deficiency by the FDA, and we are now the sponsor of this orphan designation. Orphan Drug Designation confers a number of advantages to the further development of the drug, such as additional exclusivity for the molecule and the potential of waiving User fees at the time an NDA is filed.

Perifosine

Perifosine is the first orally active Akt inhibitor in multiple Phase 2 trials in cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent antitumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer.

In June 2009, Keryx, our partner and licensee for perifosine in the North American market, reported positive Phase 2 results in metastatic colon cancer and advanced renal cell carcinoma, which demonstrated perifosine’s anticancer activity and efficacy both as a single agent and in combination therapy.

On August 3, 2009, we announced that Keryx had reached an agreement with the FDA regarding a Special Protocol Assessment (the “SPA”) on the design of a Phase 3 trial for perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (VELCADE®). The SPA provides agreement that the Phase 3 study design adequately addresses objectives in support of a regulatory submission. The study, entitled “A Phase 3 Randomized Study to Assess the Efficacy and Safety of Perifosine Added to the Combination of Bortezomib and Dexamethasone in Multiple Myeloma Patients Previously Treated with Bortezomib” and powered at 90%, will be a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine to placebo when combined with bortezomib and dexamethasone in approximately 400 patients with relapsed or relapsed/refractory multiple myeloma. Patients must have been previously treated with both bortezomib (VELCADE®) and an immunomodulatory agent (REVLIMID® or THALIDOMID®) and previously treated with one to four prior lines of therapy. The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety. Patient enrollment for this study is expected to start by year-end.

In addition, in September 2009, perifosine received Orphan Drug designation from the FDA for the treatment of multiple myeloma, which provides a seven-year period of U.S. marketing exclusivity for perifosine if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication. Such designation also provides our North American partner and licensee, Keryx, with tax credits for clinical research costs and the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

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On September 29, 2009, we also reported updated clinical results from the Phase 2 study of perifosine from renal cell cancer patients who failed both a VEGF receptor inhibitor (sunitinib (Sutent®)) or sorafenib (Nexavar®)) and an mTOR inhibitor (temsirolimus (Torisel®)) or everolimus (Afinitor®)). Evaluable patients (n=16) were defined as those who had greater than 7 days of treatment (2 additional patients withdrew consent within 7 days). Patients received 100 mg of perifosine daily until progression or unacceptable toxicity. The primary endpoint of this study was clinical benefit, defined as response rate (CR / PR by RECIST) or percentage of patients progression-free for at least 3 months. Median progression-free survival (PFS) and overall survival were also analyzed for efficacy. Safety was a secondary endpoint. Perifosine was well tolerated with the most common adverse events being gastrointestinal discomfort and fatigue. Fifty percent (50%) of evaluable patients had a partial response or a stable disease with a progression for survival of 16 weeks.

Shortly after the third quarter, on October 8, 2009, Keryx also announced the initiation of a Phase 2 single-center, open-label, clinical study entitled “Phase 2 Trial of Perifosine in Patients with Relapsed or Refractory Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma” to evaluate perifosine as a single agent treatment for relapsed or refractory Chronic Lymphocytic Leukemia (CLL) and Small Lymphocytic Lymphoma (SLL). This Phase 2 study was designed by Daphne Friedman, MD, Instructor and Principal Investigator, in coordination with J. Brice Weinberg, Professor, and Mark Lanasa, Assistant Professor, Divisions of Medical Oncology and Hematology, Duke University Medical Center, and is currently open for enrollment at Duke University. The effect of perifosine on CLL cells was first tested in the laboratory of Dr. Brice Weinberg, which demonstrated the in vitro cytotoxicity of perifosine on primary CLL cells. These data, proving that perifosine is an active agent against primary CLL cells, coupled with its demonstrated safety profile in the clinical setting, provided the rationale that perifosine should further be evaluated as a single agent in an advanced CLL/SLL clinical setting. In this Phase 2 study, which will enroll approximately 30 patients, perifosine will be given orally at a dose of 50 mg twice daily, for a total of six 28-day cycles. The patients will be formally restaged upon completion of the trial. Overall Response Rate is the primary endpoint with overall survival, progression-free survival and safety as secondary endpoints. Correlative studies will also be conducted and evaluated as a secondary endpoint.

AEZS-108

AEZS-108 represents a new targeting concept in oncology using a cytotoxic peptide conjugate which is a hybrid molecule composed of a synthetic peptide carrier and a well-known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH-receptor-positive tumors.

Phase 2 study with AEZS-108, involving up to 82 patients with advanced endometrial and ovarian cancers is ongoing.

Subsequent to quarter-end, on November 2, 2009, we disclosed positive preliminary results for the ongoing Phase 2 study in ovarian cancer. All 43 patients with LHRH-receptor positive ovarian cancer who entered study AGO-GYN-5 finished their study treatment, and a preliminary evaluation shows that the study met its primary efficacy

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endpoint of 5 or more responders in 41 evaluable patients. Responders, as well as patients with stable disease after completion of treatment with AEZS-108, will now be followed to assess the duration of progression-free survival and, ultimately, overall survival. More detailed analyses, which will also include efficacy data from post-treatment follow-up, are currently in preparation and will be presented at forthcoming scientific conferences.

As for the data from the Phase 2 study for patients with endometrial cancer, we expect to disclose the results in the fourth quarter of 2009.

Finally, new data providing further support in the evaluation of AEZS-108 in prostate cancer were presented in May at the American Society of Clinical Oncology (“ASCO”) meeting.

AEZS-112

AEZS-112 is an anticancer drug in development with three mechanisms of action involved, including tubulin and topoisomerase II inhibition. AEZS-112 also expresses actions, such as pro-apoptotic and antiangiogenic properties.

On September 21, 2009, we announced the completion of the Phase 1 study of AEZS-112. This open-label, dose escalation, multi-center, intermittent treatment Phase 1 study included patients with advanced solid tumors and lymphoma who had either failed standard therapy or for whom no standard therapy existed.

Patients received a once-a-week oral administration of AEZS-112 for three consecutive weeks, followed by a one week period without treatment. The cycles were repeated every four weeks based on tolerability and response, basically planned for up to four cycles, but allowing for continuation in case of potential benefit for the patient. The starting dose of AEZS-112 in this study was 13 mg/week, with doubling of doses in subsequent cohorts in the absence of significant toxicity. The study was performed in two parts and included 42 patients overall. In Part I, 22 patients were studied on doses ranging from 13 to 800 mg/week. In Part II, the weekly dose was split into 3 doses taken 8 hours apart, and ultimately, 20 patients received doses from 120 to 600 mg/week. Stable disease with time to failure ranging from 20 to 60+ weeks was achieved in 12 patients with various cancer types, including melanoma and cancers of the colon/rectum, lung, pancreas, prostate, tongue, trachea and thyroid. In several of these patients, the duration of stabilization exceeded the duration of disease control on previous treatment regimens. Except for a dose-limiting gastrointestinal reaction in a patient with preexisting GI problems, no clinically relevant drug-related adverse events or changes in laboratory safety parameters were observed.

AEZS-126

On April 21, 2009, we presented two posters on AEZS-126, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the American Association for Cancer Research (“AACR”) Annual Meeting. In vivo and in vitro data

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showed significant antitumor activity and a favorable in vitro pharmacologic profile which could lead to further in vivo profiling.

Corporate Developments

On June 23, 2009, we completed a registered direct offering (the “Offering”) of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit. The related warrants (the “Investor warrants”) represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below. We also granted warrants to the sole placement agent engaged in connection with the Offering (the “Compensation warrants”), as discussed below.

Total cash proceeds raised through the Offering amounted to $10.0 million, less cash transaction costs of approximately $0.8 million and non-cash transaction costs of approximately $0.7 million, which represent previously deferred charges incurred in connection with the filing of a shelf prospectus. The purchasers in the offering were comprised of US institutional investors, and the securities described above were offered pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

Investor warrants

We granted a total of 5,319,149 warrants to the institutional investors who participated in the Offering. Each Investor warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The Investor warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 of our common shares.

We estimated the fair value attributable to the Investor warrants of $1.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75.

The Investor warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder will receive a certificate for the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each Investor warrant. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Investor warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

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Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise their Investor warrants, or, at the holder’s option, purchase the Investor warrants from the holders by paying to the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

Compensation warrants

We granted a total of 820,668 warrants to the sole placement agent engaged in connection with the Offering. Each Compensation warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share. The Compensation warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 of our common shares.

We estimated the fair value attributable to the Compensation warrants of $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the Compensation warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Offering.

The terms of the Compensation warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Investor warrants discussed above.

Cetrorelix Development, Commercialization and License Agreement

On March 4, 2009, we entered into a development, commercialization and license agreement with sanofi-aventis (“sanofi”) for the development, registration and marketing of cetrorelix in BPH for the US market. Under the terms of the agreement, sanofi made an upfront nonrefundable license fee payment to us of $30.0 million. Also per the agreement, we will be entitled to receive a total of $135.0 million in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

We deferred the nonrefundable license fee and are amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development following our efforts relating to cetrorelix in BPH. The estimated product life cycle approximates the duration of our continuing involvement and performance obligations under the agreement with sanofi, as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

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In determining the period over which license revenues are to be recognized, we have considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, we may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of existing patents or the addition of new patents, the economic lives of competing products and other events that would significantly change the duration of our continuing involvement and performance obligations and/or pertinent benefits expected to be derived by sanofi.

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, we will recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the underlying agreement.

As a result of entering into the agreement with sanofi, we are obliged to pay a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby we obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3.0 million and paid in July 2009, was deferred and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

In this MD&A, the events and transactions associated with the aforementioned agreement with sanofi are referred to as the sanofi-aventis Transaction.

Subsequent to Quarter-End

On October 23, 2009, we completed a registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit. The related warrants represent the right to acquire an aggregate of 1,833,334 common shares at an exercise price of $1.25 per share and have a five-year term. We also granted warrants to the sole placement agent engaged in connection with this offering, and these warrants represent the right to acquire an aggregate of 128,333 common shares at an exercise price of $1.50 per share and can be exercised between April 23, 2010 and October 23, 2014. Total proceeds raised amounted to $5,500,002, less estimated cash transaction costs of $424,000. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

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Consolidated Interim Results of Operations

Interim Consolidated Statements of Loss (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,539	8,630	15,937	24,822
License fees and other	3,026	2,399	7,118	6,412
	8,565	11,029	23,055	31,234
Operating expenses
Cost of sales	4,488	4,986	12,727	14,348
Research and development costs, net of tax credits and grants	9,738	13,880	33,251	44,914
Selling, general and administrative expenses	3,193	3,277	9,849	14,287
Depreciation and amortization
Property, plant and equipment	341	433	983	1,199
Intangible assets	594	839	1,714	2,555
	18,354	23,415	58,524	77,303
Loss from operations	(9,789)	(12,386)	(35,469)	(46,069)
Other income (expenses)
Interest income	41	149	315	737
Interest expense	(2)	—	(4)	(68)
Foreign exchange (loss) gain	(1,538)	(1,324)	(1,598)	429
Loss on disposal of long-lived assets held for sale	—	(90)	—	(125)
	(1,499)	(1,265)	(1,287)	973
Loss before income taxes	(11,288)	(13,651)	(36,756)	(45,096)
Income tax expense	—	(228)	—	(228)
Net loss for the period	(11,288)	(13,879)	(36,756)	(45,324)
Net loss per share
Basic and diluted	(0.19)	(0.26)	(0.67)	(0.85)
Weighted average number of shares
Basic and diluted	58,506,619	53,187,470	55,135,876	53,187,470

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Consolidated Revenues

Consolidated revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from the manufacturing of Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, from Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the sale of the underlying future royalty stream to Cowen Healthcare Royalty Partners L.P. (“Cowen”).

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

Consolidated sales and royalties were $5.5 million and $15.9 million, respectively, for the three-month and nine-month periods ended September 30, 2009, compared to $8.6 million and $24.8 million, respectively, for the same periods in 2008. This decrease is mainly related to lower royalty revenues having been recognized in 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the three months and nine months ended September 30, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during the same period in 2008. Additionally, sales volumes of Cetrotide® were lower during the three-month and nine-month periods ended September 30, 2009, compared to the same periods in 2008.

Compared to the third quarter of 2009, consolidated sales and royalties are expected to decrease slightly, excluding foreign exchange rate impacts, throughout the remainder of 2009.

Consolidated license fee and other revenues increased to $3.0 million for the three-month period ended September 30, 2009, compared to $2.4 million for the same period in 2008 due to the comparative impact of the amortization of the upfront payment received in connection with the sanofi-aventis Transaction. For the same reason, consolidated license fee and other revenues for the nine-month period ended September 30, 2009 increased to $7.1 million, compared to $6.4 million for the same period in 2008.

Compared to the third quarter of 2009, consolidated license fee and other revenues are expected to decrease slightly throughout the remainder of 2009.

Consolidated Operating Expenses

Consolidated cost of sales decreased to $4.5 million for the three-month period ended September 30, 2009, compared to $5.0 million for the same period in 2008. Consolidated cost of sales as a percentage of sales and royalties increased from 58% in the third

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quarter of 2008 to 81% in the third quarter of 2009, largely due to the comparative quarter-to-quarter decrease in royalty revenues, as explained above.

Consolidated cost of sales decreased to $12.7 million for the nine-month period ended September 30, 2009, compared to $14.3 million for the same period in 2008. This decrease is largely attributable to the absence of Impavido® sales during the first three months of 2009, compared to the same period in 2008. However, cost of sales as a percentage of sales and royalties was 80% for the nine-month period ended September 30, 2009, compared to 58% for the same period in 2008. The higher percentage of cost of sales for the nine-month period ended September 30, 2009 is primarily related to a decrease in royalty revenues, as discussed above.

Cost of sales as a percentage of sales and royalties is expected to increase slightly through the remainder of 2009.

Consolidated R&D costs, net of tax credits and grants, were $9.7 million and $33.3 million, respectively, for the three-month and nine-month periods ended September 30, 2009, compared to $13.9 million and $44.9 million, respectively, for the same periods in 2008.

The comparative decrease in net R&D costs is largely attributable to a lower volume of expenses incurred in connection with the continued advancement of our Phase 3 program for cetrorelix in BPH, since we progressively completed, during the third quarter, the safety studies Z-041 and Z-043 TQT trial.

We now expect that overall net R&D costs will total between $45.0 million and $47.0 million for the full year 2009.

15

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the three-month and nine-month periods ended September 30, 2009.

(in thousands, except percentages)
(unaudited)

Product	Status	Indication	Three months ended September 30, 2009		Nine months ended September 30, 2009
			$	%	$	%
Cetrorelix	Phase 3	BPH	5,555	83.46	18,959	84.98
Perifosine	Phase 2	Oncology	64	0.96	278	1.25
Ozarelix	Phase 2	BPH and prostate cancer	101	1.52	288	1.29
AEZS-108	Phase 2	Oncology	201	3.02	201	0.90
AEZS-112	Phase 1	Cancer	—	—	449	2.01
AEZS-126 / Erk PI3K	Preclinical	Cancer	213	3.20	837	3.75
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	83	1.25	347	1.56
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	34	0.51	119	0.53
Other	Preclinical	Multiple	405	6.08	832	3.73
			6,656	100.00	22,310	100.00

Consolidated selling, general and administrative (“SG&A”) expenses were $3.2 million and $9.8 million, respectively, for the three-month and nine-month periods ended September 30, 2009, compared to $3.3 million and $14.3 million, respectively, for the same periods in 2008. This decrease is related to comparative euro to US dollar exchange rate fluctuations, the absence in 2009 of certain non-recurring corporate expenses related to organizational changes and to continuing cost-saving measures that were implemented beginning in the second quarter of 2008.

We expect that SG&A expenses incurred in the fourth quarter of 2009 will be largely similar to the third quarter of 2009. Overall, we continue to expect a significant decrease of SG&A expenses for the full year 2009, as compared to the full year 2008 results.

Consolidated loss from operations decreased to $9.8 million and $35.5 million, respectively, for the three-month and nine-month periods ended September 30, 2009 from $12.4 million and $46.1 million, respectively, for the same periods in 2008. This decrease is largely due to lower R&D and SG&A expenses for the three-month and nine-month periods ended September 30, 2009, compared to the same periods in 2008, partially offset by lower revenues less cost of sales, as explained above.

Consolidated other income (expenses) for the three-month period ended September 30, 2009 totalled ($1.5 million), compared to ($1.3 million) for the same period in 2008.

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Consolidated other income (expenses) totalled ($1.3 million) for the nine-month period ended September 30, 2009, compared to $1.0 million for the same period in 2008. This decrease is due primarily to a significant comparative decrease in foreign exchange gains, which largely result from euro to US dollar exchange rate fluctuations, as discussed above, as well as from lower interest income.

Consolidated net loss for the three-month period ended September 30, 2009 was $11.3 million, or $0.19 per basic and diluted share, compared to $13.9 million, or $0.26 per basic and diluted share, for the same period in 2008. This decrease is mainly related to lower comparative R&D and SG&A expenses, partially offset by lower comparative revenues, less cost of sales, as discussed above.

Consolidated net loss was $36.8 million, or $0.67 per basic and diluted share, for the nine-month period ended September 30, 2009, compared to $45.3 million, or $0.85 per share, for the same period in 2008. In addition to the comparative reduction in year-to-date R&D and SG&A expenses, which in turn were partially offset by a comparative reduction in revenues, less cost of sales, the decrease from 2008 to 2009 was also due to lower foreign exchange gains in the nine-month period ended September 30, 2009, as discussed above.

Interim Consolidated Balance Sheet Information (Unaudited)

(in thousands)	As at September 30, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	43,051	49,226
Short-term investments	562	493
Accounts receivable and other current assets	11,127	12,005
Restricted cash	901	—
Property, plant and equipment	6,738	6,682
Other long-term assets	41,237	39,936
Total assets	103,616	108,342

Accounts payable and other current liabilities	23,015	22,121
Current portion of long-term payable	56	49
Long-term payable	140	172
Non-financial long-term liabilities	88,390	64,525
Total liabilities	111,601	86,867
Shareholders’ equity (deficiency)	(7,985)	21,475
Total liabilities and shareholders’ equity (deficiency)	103,616	108,342

The decrease in cash and cash equivalents as at September 30, 2009, compared to December 31, 2008 is due primarily to recurring cash flows related to operating activities and by the reduction of currently available cash due to a transfer of funds to a restricted account, as discussed below, largely offset by the receipt of proceeds from sanofi and to the receipt of net proceeds in connection with the Offering, as discussed above.

17

In July 2009, following a mutual agreement between the Company and our landlord in Germany, in replacement of a related bank guarantee, we transferred $0.9 million to a restricted cash account in support of our long-term lease obligation. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and, therefore, cannot be utilized for current purposes as at September 30, 2009.

The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following receipt of the license fee payment in connection with the sanofi-aventis Transaction, discussed above.

The decrease in shareholders’ equity from December 31, 2008 to September 30, 2009 is almost entirely attributable to the increase in consolidated deficit due to the net loss for the nine months ended September 30, 2009 and to the decrease of accumulated other comprehensive income, which in turn is comprised almost exclusively of cumulative translation adjustments. This decrease is partially offset by the increase in share capital and warrants subsequent to the Offering, as discussed above.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements which are respectively related to the execution of our Phase 3 program with cetrorelix in BPH and the manufacturing of Cetrotide®. The following table summarizes future cash requirements with respect to these obligations.

	Payments due in
(in thousands)	Carrying amount	Within 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$
Long-term payable	196	56	112	28	—
Operating leases	14,854	2,208	4,438	4,326	3,882
Commercial commitments	12,545	8,162	3,048	1,335	—
Total	27,595	10,426	7,598	5,689	3,882

Outstanding Share Data

As at November 10, 2009, there were 63,089,954 common shares issued and outstanding, as well as 4,765,500 stock options outstanding. Warrants outstanding as at November 10, 2009 represent a total of 4,110,603 equivalent common shares.

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Capital disclosures

Our objective in managing capital is to ensure a sufficient liquidity position to finance our R&D activities, SG&A expenses, working capital and overall capital expenditures. We make every effort to manage our liquidity to minimize dilution to our shareholders. For example, over the past several months, we have increased our liquidity through transactions such as the sale of non-core assets and rights to future royalties and new licensing agreements.

In June 2009, we raised additional capital via the Offering and, following quarter-end, via a subsequent registered direct offering, as discussed above.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the selling of non-core assets and other non-dilutive activities, except for the Offering and the second registered direct offering completed subsequent to the end of the three-month period ended September 30, 2009, as discussed above.

Our cash, cash equivalents and short-term investments amounted to $44.5 million as at September 30, 2009 (of which $0.9 million is restricted on a long-term basis), compared to $49.7 million as at December 31, 2008. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at September 30, 2009, cash, cash equivalents and short-term investments of the Company included CAN$1.2 million and €8.8 million (of which €0.6 million is restricted on a long-term basis).

Short-term investments do not include asset-backed commercial paper affected by liquidity issues.

Based on our assessment, which takes into account the nonrefundable license fee payment received in connection with the sanofi-aventis Transaction, completion of the registered direct offerings completed on June 23, 2009 and October 23, 2009, respectively, for proceeds totaling nearly $15.5 million, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and

19

financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date of September 30, 2009.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities were $14.0 million for the nine-month period ended September 30, 2009, compared to $40.9 million for the same period in 2008. The significant decrease in cash used in operating activities is due in large proportion to the net cash proceeds received in connection with the sanofi-aventis Transaction, discussed above, as well as from lower cash R&D and SG&A expenditures, partially offset by lower revenues less cost of sales, increased operating prepaid expenses and other current assets and increased deferred charges and other long-term assets.

We expect net cash used in operating activities to slightly increase during the fourth quarter of 2009, excluding any foreign exchange rate fluctuation impacts, as compared to the third quarter of 2009.

Financing Activities

Net cash used in financing activities amounted to $0.1 million for the three-month period ended September 30, 2009, compared to $0.7 million for the same period in 2008. This decrease is largely attributable to the absence of long-term debt in 2009.

Net cash provided by (used in) financing activities totalled $9.1 million for the nine-month period ended September 30, 2009, compared to ($1.5 million) for the same period in 2008. The significant increase in cash provided by financing activities is due primarily to the receipt of net cash proceeds in connection with the Offering, as discussed above.

Investing Activities

Net cash (used in) provided by investing activities amounted to ($1.3 million) and ($1.6 million), respectively, for the three-month and nine-month periods ended September 30, 2009, compared to $9.2 million and $40.2 million, respectively, for the three-month and nine-month periods ended September 30, 2008. These variations primarily are related to increase, in July 2009, in our restricted cash, the absence in 2009 of proceeds from the sale and maturity of short-term investments and, on a comparative year-to-date basis, of net proceeds received from the sale of long-lived assets held for sale including our Quebec City building and land and intangible assets related to Impavido®.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2008, with the exception of the application of the new accounting guidance discussed below. A complete description of our critical accounting policies and estimates can be

20

found in our consolidated financial statements as at and for the year ended December 31, 2008. A summary of pertinent differences between Canadian and US GAAP can be found in note 27 to our annual 2008 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at and for the three-month and nine-month periods ended September 30, 2009 are provided in note 14 to our interim consolidated financial statements.

New Accounting Standards

Impact of accounting standards adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to our interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issues Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. We adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on our consolidated financial statements.

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In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. We early adopted these amendments on July 1, 2009, and such adoption did not have any significant impact on our consolidated financial statements.

New Pronouncements Not Yet Adopted

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments —Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments apply to annual financial statements for years ending after September 30, 2009. We do not expect that adoption of these amendments will have a significant impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on a wide range of operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, which is currently underway.

Solutions development activities include, but are not limited to, the following key activities:

•                  Performance of a more detailed review of relevant IFRS standards in order to identify differences as compared to our current accounting policies;

•                  Performance of quantitative and qualitative impact analyses pursuant to the application of current international guidance to recent financial information;

•                  Preparation of “mock” financial statements and notes in accordance with IFRS in order to establish a model for required presentation, format and disclosures;

•                  Selection or modification of accounting policies, where required or appropriate, including those available under IFRS 1, First-time Adoption of International Financial Reporting Standards;

•                  Identification of any necessary changes relative to information-gathering activities and processes, including systems;

•                  Identification of impact on other internal and external stakeholders; and

•                  Providing training to selected personnel.

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We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Quarterly Consolidated Results of Operations Information

(unaudited)

(in thousands, except for per share data)

	Quarters ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
	$	$	$	$

Revenues	8,565	8,379	6,111	7,244
Loss from operations	(9,789)	(12,238)	(13,442)	(16,315)
Net loss	(11,288)	(13,080)	(12,388)	(14,493)
Net loss per share
Basic and diluted	(0.19)	(0.24)	(0.23)	(0.27)

	Quarters ended
	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$

Revenues	11,029	10,457	9,748	10,240
Loss from operations	(12,386)	(19,525)	(14,158)	(11,664)
Net loss from continuing operations	(13,879)	(20,579)	(10,866)	(13,854)
Net loss	(13,879)	(20,579)	(10,866)	(13,636)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.39)	(0.20)	(0.26)
Net loss per share
Basic and diluted	(0.26)	(0.39)	(0.20)	(0.26)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Outlook for 2009

We expect to disclose efficacy and safety results of our European Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, in the fourth quarter of 2009.

We also expect to disclose Phase 2 results for AEZS-108 in advanced endometrial cancers, as well as to provide further updates on perifosine and macimorelin (AEZS-130).

We will continue to seek business development opportunities from our extensive product pipeline.

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Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the nine months ended September 30, 2009, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at November 10, 2009.

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist of notes issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended September 30, 2009.

As at September 30, 2009, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

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Risk Factors and Uncertainties

Risks Associated with Operations

•                  As discussed above, our Phase 3 study relative to the North American efficacy trial (Z-033) on cetrorelix failed to achieve its primary endpoint.  While we remain committed to continued efforts in order to bring a developed and approved product to market, there can be no assurance that we will be successful in achieving this goal. Further, the realization of rewards and benefits related to our agreement with sanofi depends upon, among other things, achieving conclusive positive results from current and future Phase 3 trials.  To the extent that future results or related efforts are unsuccessful, sanofi could terminate the development, commercialization and license agreement. Consequently, our consolidated earnings and financial position could be materially impacted by way of, for example, accelerated recognition of the unamortized upfront payment received from sanofi and impairment charges, which we may be required to take against our intangible assets, and the price or value of our securities could decline, even significantly decline, in such event.

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have a material adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

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•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

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Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general, have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. If we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2008 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

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Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

November 10, 2009

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Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

As at and for the three-month and nine-month periods ended

September 30, 2009 and 2008

(expressed in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at and for the three-month and nine-month periods ended September 30, 2009 and 2008

Financial Statements

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	3
Interim Consolidated Statements of Loss and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

(Unaudited)	As at September 30, 2009	As at December 31, 2008
	$	$
ASSETS
Current assets
Cash and cash equivalents	43,051	49,226
Short-term investments	562	493
Accounts receivable
Trade	2,851	3,425
Other	885	1,100
Income taxes	111	48
Inventory (note 4)	3,391	3,385
Prepaid expenses and other current assets	3,889	4,047
	54,740	61,724
Restricted cash (note 5)	901	—
Property, plant and equipment	6,738	6,682
Deferred charges and other long-term assets	7,376	5,959
Intangible assets	23,344	23,894
Goodwill (note 6)	10,517	10,083
	103,616	108,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,460	13,690
Income taxes	838	800
Deferred revenues	11,717	7,631
Current portion of long-term payable	56	49
	23,071	22,170
Deferred revenues	77,686	54,433
Long-term payable	140	172
Employee future benefits (note 8)	10,704	10,092
	111,601	86,867
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 9)	37,405	30,566
Warrants (note 9)	1,608	—
Other capital	79,857	79,669
Deficit	(139,570)	(102,814)
Accumulated other comprehensive income	12,715	14,054
	(7,985)	21,475
	103,616	108,342

Basis of presentation (note 1)
Evaluation of going concern (note 1)
Subsequent event (note 13)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the nine-month periods ended September 30, 2009 and 2008

(expressed in thousands of US dollars, except common share data)

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss for the period	—	—	—	—	(36,756)	—	(36,756)
Issuance pursuant to registered direct offering, net of transaction costs (note 9)	5,319,149	6,839	1,608	—	—	—	8,447
Foreign currency translation adjustments	—	—	—	—	—	(1,339)	(1,339)
Stock based compensation costs	—	—	—	188	—	—	188
Balance — September 30, 2009	58,506,619	37,405	1,608	79,857	(139,570)	12,715	(7,985)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the period	—	—	—	(45,324)	—	(45,324)
Foreign currency translation adjustments	—	—	—	—	(2,650)	(2,650)
Variation in fair value of short-term investments, net of income taxes	—	—	—	—	(3)	(3)
Stock based compensation costs	—	—	244	—	—	244
Balance — September 30, 2008	53,187,470	30,566	79,550	(88,321)	19,063	40,858

Accumulated Other Comprehensive Income

	As at September 30,
(Unaudited)	2009	2008
	$	$
Consisting of the following:
Foreign currency translation adjustments	12,712	19,056
Variation in fair market value of short-term investments, net of income taxes	3	7
Accumulated other comprehensive income	12,715	19,063

Deficit	(139,570)	(88,321)

Total Accumulated Other Comprehensive Income and Deficit	(126,855)	(69,258)

The accompanying notes are an integral part of these interim consolidated financial statements.

Æterna Zentaris Inc.

Interim Consolidated Statements of Loss and Comprehensive Loss

For the three-month and nine-month periods ended September 30, 2009 and 2008

(expressed in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,539	8,630	15,937	24,822
License fees and other	3,026	2,399	7,118	6,412
	8,565	11,029	23,055	31,234
Operating expenses
Cost of sales	4,488	4,986	12,727	14,348
Research and development costs, net of tax credits and grants	9,738	13,880	33,251	44,914
Selling, general and administrative expenses	3,193	3,277	9,849	14,287
Depreciation and amortization
Property, plant and equipment	341	433	983	1,199
Intangible assets	594	839	1,714	2,555
	18,354	23,415	58,524	77,303
Loss from operations	(9,789)	(12,386)	(35,469)	(46,069)
Other income (expenses)
Interest income	41	149	315	737
Interest expense	(2)	—	(4)	(68)
Foreign exchange (loss) gain	(1,538)	(1,324)	(1,598)	429
Loss on disposal of long-lived assets held for sale	—	(90)	—	(125)
	(1,499)	(1,265)	(1,287)	973
Loss before income taxes	(11,288)	(13,651)	(36,756)	(45,096)
Income tax expense	—	(228)	—	(228)
Net loss for the period	(11,288)	(13,879)	(36,756)	(45,324)
Net loss per share
Basic and diluted	(0.19)	(0.26)	(0.67)	(0.85)
Weighted average number of shares (note 12)
Basic and diluted	58,506,619	53,187,470	55,135,876	53,187,470

Consolidated Statements of Comprehensive Loss

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Net loss for the period	(11,288)	(13,879)	(36,756)	(45,324)
Other comprehensive loss:
Foreign currency translation adjustments	(104)	(3,169)	(1,339)	(2,650)
Variation in the fair value of short-term investments, net of income taxes	—	(15)	—	(3)
Comprehensive loss	(11,392)	(17,063)	(38,095)	(47,977)

The accompanying notes are an integral part of these interim consolidated financial statements.

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and nine-month periods ended September 30, 2009 and 2008

(expressed in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(11,288)	(13,879)	(36,756)	(45,324)
Items not affecting cash and cash equivalents
Depreciation and amortization	935	1,272	2,697	3,754
Stock based compensation costs	64	102	188	244
Loss on disposal of long-lived assets held for sale	—	90	—	125
Employee future benefits	117	181	135	581
Amortization of deferred charges and other long-term assets	274	67	1,828	194
Amortization of deferred revenues	(3,122)	(1,096)	(7,850)	(3,891)
Foreign exchange loss (gain) on items denominated in foreign currencies	1,518	629	1,568	(274)
Amortization of prepaid expenses and other non-cash items	2,305	3,310	11,410	8,864
Changes in operating assets and liabilities (note 7)	(3,923)	(3,916)	12,796	(5,134)
Net cash used in operating activities	(13,120)	(13,240)	(13,984)	(40,861)

Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of cash transaction costs of $834 (note 9)	(26)	—	9,166	—
Repayment of long-term debt and payable	(27)	(422)	(51)	(784)
Deferred charges	—	(233)	—	(233)
Deferred share issue expenses	—	—	—	(438)
Net cash (used in) provided by financing activities	(53)	(655)	9,115	(1,455)

Cash flows from investing activities
Proceeds from sale and maturity of short-term investments	—	9,302	—	26,515
Increase in restricted cash (note 5)	(866)	—	(866)	—
Net proceeds from sale of long-lived assets held for sale	—	139	—	14,993
Purchases of property, plant and equipment	(398)	(281)	(467)	(1,342)
Disposal of property, plant and equipment	2	—	6	12
Purchases of amortizable intangible assets	—	—	(280)	(16)
Net cash (used in) provided by investing activities	(1,262)	9,160	(1,607)	40,162

Effect of exchange rate changes on cash and cash equivalents	669	648	301	(770)
Net change in cash and cash equivalents	(13,766)	(4,087)	(6,175)	(2,924)
Cash and cash equivalents — Beginning of period	56,817	11,435	49,226	10,272
Cash and cash equivalents — End of period	43,051	7,348	43,051	7,348

Cash and cash equivalents components:
Cash	38,051	7,348	38,051	7,348
Cash equivalents	5,000	—	5,000	—
	43,051	7,348	43,051	7,348

The accompanying notes are an integral part of these interim consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

1              Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Æterna Zentaris Inc. (“the Company”) as at September 30, 2009 and for the three-month and nine-month periods ended September 30, 2009 and 2008 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 14. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2008, except for the adoption of the new accounting standards described in note 2.

These interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2008. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain other accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Evaluation of going concern, results of operations, and management’s plans:

Management is required to make an assessment of the Company’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

continue as a going concern. Management’s assessment took into account previously disclosed transactions, the completion of the registered direct offerings discussed in note 9 and note 13, and the Company’s strategic plan and corresponding budgets for 2009 and forecasts for 2010 and 2011. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date.

2                                         New accounting standards and pronouncements

a)              Adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on the Company’s consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company early adopted these amendments on July 1, 2009, and such adoption did not have any impact on the consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

b)              Not yet adopted

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements for years ending after September 30, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

3                                         Development, commercialization and license agreement

On March 4, 2009, the Company entered into a development, commercialization and license agreement (the “Agreement”) with sanofi-aventis (“sanofi”). The Agreement is for the development, registration and marketing of cetrorelix in benign prostatic hyperplasia (“BPH”) for the United States market. Under the terms of the Agreement, sanofi made an upfront nonrefundable license fee payment to the Company of $30,000,000. Also per the Agreement, the Company will be entitled to receive a total of $135,000,000 in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

As with similar prior arrangements, the Company has applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and has determined that all deliverables and performance obligations contemplated by the Agreement should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not currently known, probable or estimable.

The Company has deferred the nonrefundable license fee and is amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development. The estimated product life cycle approximates the duration of the Company’s continuing involvement and performance obligations under the Agreement as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

In determining the period over which license revenues are to be recognized, the Company has considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations and pertinent benefits expected to be derived by sanofi.

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the Agreement.

As a result of entering into the Agreement with sanofi, the Company has paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3,000,000, was deferred and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

During the three-month and nine-month periods ended September 30, 2009, the Company recognized a total of approximately $942,000 and $2,126,000, respectively, in license fee revenues in connection with the Agreement with sanofi. Concurrently, during the same periods, the Company incurred approximately $94,000 and $212,000, respectively, in expenses, which are represented by the royalty payable to Tulane, discussed above.

4                                         Inventory

	As at September 30,	As at December 31,
	2009	2008
	$	$
Raw materials	2,295	2,367
Work in progress	980	682
Finished goods	116	336

	3,391	3,385

5                                         Restricted cash

In July 2009, following a mutual agreement between landlord and tenant, in replacement of a related bank guarantee, the Company transferred approximately $901,000 to a restricted cash account in support of its long-term lease obligation in Frankfurt, Germany.  The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at September 30, 2009.

6                                         Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2008	10,083
Impact of foreign exchange rate changes	434

Balance as at September 30, 2009	10,517

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

7                                         Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Changes in operating assets and liabilities
Accounts receivable	726	(446)	878	(945)
Inventory	451	228	281	1,128
Prepaid expenses and other current assets	(660)	(2,875)	(11,553)	(7,629)
Deferred charges and other long-term assets	—	—	(3,000)	—
Accounts payable and accrued liabilities	(4,440)	(2,956)	(3,781)	260
Deferred revenues	—	2,144	30,000	2,144
Income taxes	—	(11)	(29)	(92)
	(3,923)	(3,916)	12,796	(5,134)
Additional Information:
Income taxes paid	—	173	—	173

8                                         Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month and nine-month periods ended September 30, 2009, total defined benefit pension expenses amounted to approximately $197,600 and $577,100, respectively ($201,000 and $636,000, respectively, for the same periods in 2008). For the three-month and nine-month periods ended September 30, 2009, total expenses related to other defined benefit plans amounted to approximately $69,500 and $246,700, respectively ($67,000 and $282,000, respectively, for the same periods in 2008).

The Company sponsors a matching defined contribution plan at its Canadian headquarters. Under that plan, the Company may contribute amounts equal to a percentage of employee contributions. For the three-month and nine-month periods ended September 30, 2009, matching contributions to the plan totalled approximately $nil and $41,000, respectively ($5,000 and $40,500, respectively, for the same periods in 2008).

The Company also sponsors a 401K plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the three-month and nine-month

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

periods ended September 30, 2009, matching contributions to the plan amounted to approximately $8,000 and $37,000, respectively ($25,000 and $71,000, respectively, for the same periods in 2008).

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

9                                         Registered direct offering

On June 23, 2009, the Company completed a registered direct offering (the “Offering”) of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit.  The related warrants (the “Investor warrants”) represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below.  The Company also granted warrants to the sole placement agent engaged in connection with the Offering (the “Compensation warrants”), as discussed below.

Total proceeds raised through the Offering amounted to $10,000,000, less cash and non-cash transaction costs of $1,554,000. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

Investor warrants

The Company granted a total of 5,319,149 warrants to the institutional investors who participated in the Offering.  Each Investor warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share.  The Investor warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

The Company estimated the fair value attributable to the Investor warrants of $1,620,998 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the Investor warrants amounted to approximately $247,000.

The Investor warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder will receive a certificate for the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each Investor warrant.  The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Investor warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise their Investor warrants, or, at the holder’s option,

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

purchase the Investor warrants from the holders by paying to the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Compensation warrants

The Company granted a total of 820,668 warrants to the sole placement agent engaged in connection with the Offering.  Each Compensation warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share.  The Compensation warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

The Company estimated the fair value attributable to the Compensation warrants of $234,251 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of $1.75.  The initial fair value of the Compensation warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Offering.

The terms of the Compensation warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Investor warrants discussed above.

10                                  Stock option plan

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Nine months ended September 30, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	4,490,759	3.28	4,136,092	3.83
Granted	—	—	735,000	0.59
Forfeited	(15,000)	0.55	(165,000)	3.41
Expired	(3,593)	1.73	(215,333)	4.51

Balance - End of period	4,472,166	3.29	4,490,759	3.28

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

US Dollar Options:

	Nine months ended September 30, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	313,334	2.76	870,000	2.79
Forfeited	(20,000)	1.78	(556,666)	2.80

Balance - End of period	293,334	2.83	313,334	2.76

11                                  Financial instruments and financial risk management

Fair value

Cash and cash equivalents, restricted cash, short-term investments, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

Financial risk management

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company’s parent entity and US subsidiary adopted the Euro (“EUR”) as their functional currency. This change, accounted for prospectively, did not result in any significant impact upon the interim consolidated financial statements.

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the Canadian dollar vis-à-vis the EUR exchange rates could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.4650.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at September 30, 2009 would be as follows:

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	30,204	1,510	(1,510)
Total impact on consolidated net loss - (increase)/decrease		1,510	(1,510)

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

12                                  Net loss per share

The following table sets forth the computation of basic and diluted net loss per share.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Net loss	(11,288)	(13,879)	(36,756)	(45,324)

Basic weighted average number of shares outstanding	58,506,619	53,187,470	55,135,876	53,187,470
Dilutive effect of stock options	416,471	—	309,444	—

Diluted weighted average number of shares outstanding	58,923,090	53,187,470	55,445,320	53,187,470
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares
Stock options	3,381,000	4,079,093	4,045,500	4,079,093
Warrants (number of equivalent shares)	2,148,936	—	2,148,936	—

For the three-month and nine-month periods ended September 30, 2009 and 2008, the diluted net loss per share was the same as the basic net loss per share since the effect of the assumed exercise of stock options and warrants to purchase common shares (2009 only) is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

13                                  Subsequent event

On October 23, 2009, the Company completed a registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit. The related warrants represent the right to acquire an aggregate of 1,833,334 common shares at an exercise price of $1.25 per share and have a five-year term. The Company also granted warrants to the sole placement agent engaged in connection with this offering, and these warrants represent the right to acquire an aggregate of 128,333 common shares at an exercise price of $1.50 per share and can be exercised between April 23, 2010 and October 23, 2014. Total proceeds raised amounted to $5,500,002, less estimated cash transaction costs of $424,000. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

14                                  Differences between Canadian and US GAAP

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 27 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission (“SEC”) in the United States have not been provided in these interim consolidated financial statements.

Reconciliation of net loss to US GAAP

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Net loss for the period under Canadian GAAP	(11,288)	(13,879)	(36,756)	(45,324)

Variation in warrant liability, including amortization of transaction costs (a)	633	—	666	—
Amortization of in-process research and development costs (b)	272	281	789	1,017
Net loss for the period under US GAAP	(10,383)	(13,598)	(35,301)	(44,307)

Net loss per share
Basic and diluted	(0.18)	(0.26)	(0.64)	(0.83)

Weighted average number of shares outstanding under US GAAP (note 12)
Basic and diluted	58,506,619	53,187,470	55,135,876	53,187,470

Reconciliation of shareholders’ equity (deficiency) to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

	As at September 30, 2009	As at December 31, 2008
	$	$
Shareholders’ (deficiency) equity in accordance with Canadian GAAP	(7,985)	21,475

Net impact of liability accounting for warrants (a)	(1,009)	—
In-process research and development costs (b)	(7,542)	(8,341)
Shareholders’ (deficiency) equity in accordance with US GAAP	(16,536)	13,134

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Statement of cash flows

For each of the three-month and nine-month periods ended September 30, 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)     Warrants

Under Canadian GAAP, the Company has classified and is accounting for its outstanding common share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in the warrant and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of guidance now codified as the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value, or $1,224,040, less unamortized transaction costs of $215,000, as at September 30, 2009. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of loss.

As at September 30, 2009, the Investor warrants had a fair value of $1,069,148, which was determined by applying the Black-Scholes pricing model, to which the following assumptions were applied: a market-value per share price of $1.22, a risk-free annual interest rate of 1.08%, expected volatility of 107.2%, an expected term of 2.25 years and an expected dividend yield of 0.0%.

As at September 30, 2009, the Compensation warrants had a fair value of $154,892, which was determined by applying the Black-Scholes pricing model, to which the following assumptions were applied: a market-value per share price of $1.22, a risk-free annual interest rate of 1.08%, expected volatility of 107.2%, an expected term of 2.25 years and an expected dividend yield of 0.0%.

The fair value of the Company’s warrant liability was determined using the Black-Scholes pricing model. The valuation methodology uses “Level 2” inputs in calculating fair value, as defined in guidance now codified as ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

b)     Research and development costs

Under US GAAP, prior to the issuance of Topic 805, as defined and discussed below, in-process research and development acquired in a business combination was required to be written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

New accounting standards and pronouncements

The FASB’s ASC became effective July 1, 2009, and is now the single official source of authoritative, nongovernmental, US GAAP. As a result, most references appearing below conform to the ASC.

a)             Adopted in 2009

ASC Topic 808, Collaborative Arrangements (“Topic 808”)

Topic 808 provides guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. Topic 808 defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. Topic 808 concludes that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement. Topic 808 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has adopted the provisions of Topic 808 on January 1, 2009, and such adoption has not had any impact on the Company’s consolidated financial statements.

ASC Topic 805, Business Combinations (“Topic 805”)

In December 2007, the FASB issued guidance now codified as Topic 805, which is a revision of previously existing guidance on accounting for business combinations. Topic 805 retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. Topic 805 is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of Topic 805 to any business combinations entered into in the future.

ASC Topic 810, Consolidation (“Topic 810”)

In December 2007, the FASB issued guidance now codified as Topic 810, which changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. Topic 810 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of Topic 810 to any business combinations entered into, where applicable, in the future.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

ASC Topic 815, Derivatives and Hedging (“Topic 815”)

In March 2008, the FASB issued guidance now codified as Topic 815, which amends and expands the disclosure requirements outlined in previous authoritative literature. Topic 815 is effective for financial statements issued for periods beginning after November 15, 2008. The Company has adopted Topic 815 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 105, Generally Accepted Accounting Principles

In June 2009, the FASB issued guidance now codified as Topic 105, as the single source of authoritative nongovernmental US GAAP. Topic 105 does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the ASC will be considered non-authoritative. These provisions of Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Company’s financial condition or results of operations, but has and will continue to impact our financial reporting process by eliminating all references to pre-codification standards. On the effective date of Topic 105, the ASC superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative.

ASC Topic 855, Subsequent Events (“Topic 855”)

In May 2009, the FASB issued guidance now codified as Topic 855, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted Topic 855 in May 2009. Note 13 has been evaluated through November 10, 2009, or the date that the Company’s consolidated financial statements were available to be issued.

ASC Topic 350, Intangibles-Goodwill and Other (“Topic 350”)

On April 25, 2008, the FASB issued guidance now codified as Topic 350, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Company adopted Topic 350 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

ASC Topic 825, Financial Instruments (“Topic 825”)

In April 2009, the FASB issued guidance now codified as Topic 825, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The Company has adopted Topic 825 in April 2009, and such adoption has not had a significant impact on the Company’s financial statements.

Topic 805

On April 1, 2009, the FASB issued guidance now codified as Topic 805, which addresses application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. Topic 805 is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt Topic 805, where relevant, for any future business combinations entered into.

Topic 820

In April 2009, the FASB issued guidance now codified as Topic 820, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Topic 820 also includes guidance on identifying circumstances that indicate a transaction is not orderly. Topic 820 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009, while earlier adoption for periods ending before March 15, 2009, is not permitted. The Company adopted Topic 820 on April 1, 2009, and there has been no significant impact on the consolidated financial statements.

Topic 350

Topic 350 now includes implementation guidance in determining whether a component of an operating segment is a reporting unit and applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of Topic 350, where applicable, to any future business combinations entered into.

b)              Not yet adopted

ASC Topic 715, Compensation-Retirement Benefits (“Topic 715”)

On December 30, 2008, the FASB issued guidance now codified as Topic 715, which significantly expands the disclosures required by employers for postretirement plan assets. Topic 715 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

benefit plans as well as any concentrations of associated risks. Topic 715 also requires new disclosures similar to those in Topic 820, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. This new guidance contained in Topic 715 is effective for periods ending after December 15, 2009, and the pertinent disclosure requirements are annual and do not apply to interim financial statements. The Company is currently evaluating the potential impact, if any, that the adoption of Topic 715 will have on its consolidated financial statements.

Topic 820

In August 2009, the FASB amended Topic 820 to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available. These amendments are effective for the first reporting period beginning after the issuance of this guidance. The Company does not expect that adoption of this guidance will have a significant impact on the consolidated financial statements.

SFAS 166, Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140 (“SFAS 166”)

In June 2009, the FASB issued SFAS 166, which removes the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities.  SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”)

In June 2009, the FASB issued SFAS 167, which amends the consolidation guidance for variable interest entities under Topic 810. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

SEC Staff Accounting Bulletin (“SAB”) No. 112 (“SAB 112”)

In June 2009, the SEC issued SAB 112, which amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations, and in order to bring existing guidance into conformity with recent pronouncements by

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

the FASB, namely, Topic 805 and Topic 810. SAB 112 will be effective upon publication in the Federal Register.  The Company does not expect that adoption of this SAB will have a significant impact on the consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.